SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Post Holdings, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
737446 10 4
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,066,914

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,066,914

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,066,914

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON

PN, IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jason H. Karp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,066,914

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,066,914

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,066,914

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Post Holdings, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
2503 S. Hanley Road
 St. Louis, Missouri 63144
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are Tourbillon Capital Partners LP ("Tourbillon Capital Partners") and Jason H. Karp (together, the "Reporting Persons"). Mr. Karp is the Chief Executive Officer of Tourbillon Capital Partners.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 444 Madison Avenue, 26th Floor, New York, NY 10022.
Item 2(c).	Citizenship:
Tourbillon Capital Partners is a Delaware limited partnership. Mr. Karp is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common Stock, $.01 par value (the "Common Stock")
Item 2(e).	CUSIP Number:
737446 10 4
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2015, the Reporting Persons may be deemed to have  beneficially owned 6,066,914 shares of Common Stock, including 1,802,300 shares of Common Stock underlying currently exercisable options.
(b)	Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 62,082,317 shares of Common Stock outstanding as of December 1, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2015. As of the close of business on December 31, 2015, the Reporting Persons may be deemed to have beneficially owned approximately 9.8% of the shares of Common Stock outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 16, 2016
TOURBILLON CAPITAL PARTNERS LP

By:  /s/ Brian A. Kessler
             Brian A. Kessler,
             Chief Financial Officer

/s/ Jason H. Karp
     Jason H. Karp

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01, of Post Holdings, Inc. dated February 16, 2016, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	February 16, 2016

TOURBILLON CAPITAL PARTNERS LP

By:  /s/ Brian A. Kessler
             Brian A. Kessler,
             Chief Financial Officer

/s/ Jason H. Karp
     Jason H. Karp